Resolution on Revoking Stock Option Rights

1. Details of revocation

• Number of the subject persons : A total of 7 persons

•	Number of stocks to become ineffective : 2,130,000 registered common shares

• Details of the stock option rights to be revoked

• Granting date : December 16, 2004

• Exercise period : December 17, 2006 ~ December 16, 2011

• Exercise price : KRW 5,000

2. Status of the stock option rights after the revocation

• Number of grantees : 1,530 persons

• Number of the stock option rights granted : 17,936,481 registered common shares

3. Reasons for revocation

• Voluntary waiver

4. Date of the BOD resolution : March 8, 2006

• Attendance of outside directors

Outside directors present : 3 out of 5

Audit Committee members who are not outside directors : none

[Details of ineffective stock option rights]

		No. of shares to
	Relations with the	be revoked
Name	Company	(common shares)	Remarks

Kwon, Soon-Yub	Officer	500,000	—

Oh, Jung-Taik	Former officer	500,000	—

Oh, Gyu-Seok	Former officer	500,000	—

Suh, Jung-Sik	Former officer	300,000	—

Song, Heong-Jun	Former officer	150,000	—

Byun, Dong-Shik	Former officer	150,000	—

Kil, Hyung-Do	Former officer	30,000	—

Total	—	2,130,000	—